UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Richard Weinberg

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED Holdings, LLC 26-0299414
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 29,172,496
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 29,172,496
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 29,172,496
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.25% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 204,769,385 shares of common stock outstanding as of December 16, 2011, which includes all shares outstanding as of December 16, 2011, and all shares issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011, discussed herein.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC 26-0240524
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 165,477,329
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 165,477,329
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 165,477,329
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 80.81% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 204,769,385 shares of common stock outstanding as of December 16, 2011, which includes all shares outstanding as of December 16, 2011, and all shares issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011, discussed herein.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC 26-0196366
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 165,477,329
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 165,477,329
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 165,477,329
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 80.81% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 204,769,385 shares of common stock outstanding as of December 16, 2011, which includes all shares outstanding as of December 16, 2011, and all shares issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011, discussed herein.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 171,647,376(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 171,647,376(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 171,647,376(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.63% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes options to purchase up to 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.
(2)	Based on 204,769,385 shares of common stock outstanding as of December 16, 2011, which includes all shares outstanding as of December 16, 2011, and all shares issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011, discussed herein. Assumes the exercise of options to purchase 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC Holdings LLC 27-3651400
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 165,477,329
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 165,477,329
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 165,477,329
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 80.81% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 204,769,385 shares of common stock outstanding as of December 16, 2011, which includes all shares outstanding as of December 16, 2011, and all shares issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011, discussed herein.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC Holdings II LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):
(6)	Citizenship or place of organization: DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,200,350(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 3,200,350(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 3,200,350(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions):
(13)	Percent of class represented by amount in row (11): 1.56%(2)
(14)	Type of reporting person (see instructions): CO

(1)	Includes options to purchase up to 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.

(2)	Based on 204,769,385 shares of common stock outstanding as of December 16, 2011, which includes all shares outstanding as of December 16, 2011, and all shares issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011, discussed herein. Assumes the exercise of options to purchase 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG Holdings, LLC I.R.S. Identification Nos. of above persons (entities only): 45-3836143
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,455,986(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 1,455,986(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 1,455,986(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 0.71% (2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes options to purchase up to 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.
(2)	Based on 204,769,385 shares of common stock outstanding as of December 16, 2011, which includes all shares outstanding as of December 16, 2011, and all shares issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011, discussed herein. Assumes the exercise of options to purchase 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 171,647,376(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 171,647,376(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 171,647,376(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.63% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes options to purchase up to 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.
(2)	Based on 204,769,385 shares of common stock outstanding as of December 16, 2011, which includes all shares outstanding as of December 16, 2011, and all shares issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011, discussed herein. Assumes the exercise of options to purchase 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 171,647,376 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 171,647,376 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 171,647,376 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.63% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes options to purchase up to 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.
(2)	Based on 204,769,385 shares of common stock outstanding as of December 16, 2011, which includes all shares outstanding as of December 16, 2011, and all shares issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011, discussed herein. Assumes the exercise of options to purchase 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 172,614,326 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 172,614,326 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 172,614,326 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 84.10%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes options to purchase up to 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.
(2)	Based on 204,769,385 shares of common stock outstanding as of December 16, 2011, which includes all shares outstanding as of December 16, 2011, and all shares issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011, discussed herein. Assumes the exercise of options to purchase 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 172,776,080 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 172,776,080 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 172,776,080 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 84.17%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation that vested in four equal installments of 3,000 on April 23, 2010, July 1, 2010, October 1, 2010, and January 3, 2011, and 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation that vested or will vest in equal quarterly installments on the first trading day immediately following the end of each fiscal quarter of 2011 as the case may be and are subject to the Issuer’s Amended and Restated Equity-Based Compensation Plan. Includes options to purchase up to 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.
(2)	Based on 204,769,385 shares of common stock outstanding as of December 16, 2011, which includes all shares outstanding as of December 16, 2011, and all shares issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011, discussed herein. Assumes the exercise of options held by Pegasus Capital Advisors IV, L.P. and the issuance of 24,000 shares of common stock underlying those options. Assumes the exercise of options to purchase 489,036 shares of the Issuer’s common stock issued pursuant to the Series G Unit Subscription Agreement dated December 1, 2011.

Amendment No. 21 to Schedule 13D

This Amendment No. 21 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), PCA LSG Holdings, LLC (“PCA Holdings”) Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011 and Amendment No. 20 filed on December 13, 2011. Except as specifically provided herein, this Amendment No. 21 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction

On December 16, 2011, the Issuer issued 6,500 units (the “Series G Units”) of the Issuer’s securities to LSGC Holdings II at a price per Series G Unit of $1,000.00 and total consideration of $6,500,000. Each Series G Unit consists of: (i) one share of the Issuer’s Series G Preferred Stock (the “Series G Preferred Stock”) and (ii) 83 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”). The Issuer issued the Series G Units pursuant to an option (the “Option”) to purchase Series G Units granted to LSGC Holdings II in connection with that certain Series G Unit Subscription Agreement (the “Series G Subscription Agreement”), dated as of December 1, 2011, by and among the Issuer, LSGC Holdings II, PCA Holdings, PPIV, Ensemble Lights, LLC, Belfer Investment Partners L.P., Lime Partners, LLC, Mr. Mark Kristoff and Mr. Alan Docter.

Pursuant to the terms of the Series G Subscription Agreement, on December 23, 2011, PCA Holdings assigned a portion of its Option to purchase the Series G Units under the Series G Subscription Agreement to an additional investor (the “Additional Investor”) for no consideration and that Additional Investor executed a joinder to the Series G Subscription Agreement and partially exercised the Option by electing to purchase 2,000 Series G Units. As a result of the partial exercise of the Option and purchase of Series G Units by LSGC Holdings II described above and the assignment of the Option by PCA Holdings and the purchase of Series G Units by the Additional Investor, the Option held by PCA Holdings, PPIV and LSGC Holdings II was reduced to an option to purchase 5,892 Series G Units.

PCA Holdings currently anticipates assigning an additional portion of the Option in accordance with its terms.

Participation Agreement

In connection with the Subscription Agreement (the “Series F Subscription Agreement”) dated as of November 17, 2011, by and among the Issuer, PCA Holdings and PPIV, and the Series G Subscription Agreement, PCA Holdings, PPIV, PIIV, Pegasus Capital Partners IV, L.P. and Pegasus Partners IV (OA), LP on December 19, 2011, entered into a Participation Agreement (the “Participation Agreement”) that for no consideration granted to certain limited partners of PPIV options to purchase any Series G Units subscribed for by PCA Holdings under the Series G Subscription Agreement, including the 10,000 Series G Units that were issued to PCA Holdings on December 1, 2011, upon the conversion of 10,000 Series F Units that were purchased previously under the Series F Subscription Agreement, and the 1,650 Series G Units that were issued to PCA Holdings on December 9, 2011, upon its partial exercise of the Option. The options may be exercised at any time on or prior to May 17, 2012, at a price per Series G Unit equal to the Stated Value (as defined in the Series G Certificate of Designation dated December 1, 2011) of the Series G Preferred Stock underlying such Series G Unit plus any accrued but unpaid dividends thereon. Upon a conversion of Series G Units into other securities pursuant to the terms of the Series G Subscription Agreement, the options set forth in the Participation Agreement will apply to such new securities. The Participation Agreement will terminate if the Series G Preferred Stock held by PCA Holdings is redeemed by the Issuer.

The foregoing description of the Participation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Participation Agreement, which is included as Exhibit 10.1 to this Amendment No. 21 and is incorporated by reference herein.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.

Except as set forth herein or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 21 are incorporated herein by reference. Such information is based upon 204,769,385 shares of Common Stock outstanding as of December 16, 2011, which includes all shares outstanding as of December 16, 2011, and all shares issued pursuant to the Series G Subscription Agreement as discussed herein.

The disclosure regarding the Participation Agreement and the related disclosure in Item 4 is incorporated herein by reference.

Except as set forth herein and in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure regarding the Participation Agreement in Item 4 is incorporated herein by reference.

The Participation Agreement is included as Exhibit 10.1 to this Amendment No. 21 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Participation Agreement, dated as of December 19, 2011, among PCA LSG Holdings, LLC, Pegasus Partners IV, L.P., Pegasus Investors IV, L.P., Pegasus Capital Partners IV, L.P. and Pegasus Partners IV (OA), LP.

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2011

LED HOLDINGS, LLC

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, LP
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PCA LSG HOLDINGS, LLC

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut
CRAIG COGUT